
07087168

2007
ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
DEC 2 6 2007
WASH, D.C.
161
SECTION

1975



2008




33 Years of Quality Recreation

Pismo Coast Village, Inc.

165 S. Dolliver St., Pismo Beach, CA 93449
1-888-RV-BEACH
www.pismocoastvillage.com
rv@pismocoastvillage.com

TABLE OF CONTENTS

PRESIDENT'S ANNUAL REPORT

by Jerald Pettibone

Once again, another great year for Pismo Coast Village RV Resort. We completed our improvements for the year, and to our benefit, all budgeted and paid for with funds on hand. Our popularity with the general public and their use of the Resort enables us to continue to improve our facility, making it a better place for all.

Occupancy was up again, at 4.8% over last year, both for the general public and shareholders. General Store revenue suffered a bit during the improvements to the building, but business has bounced back to normal and will increase over time.

More site improvements are scheduled this winter, and, once again, your patience during the construction phase will be appreciated.

Your Board continues to work for the betterment of Pismo Coast Village, and I cannot thank them enough for their efforts. The committees always complete their work as needed, and we are in great shape financially, as well as with all the regulatory bodies we must comply with. Your Board is a very dedicated and professional group.

While the price of fuel continues to rise, with no relief on the horizon, we anticipate a possible slow down in occupancy. Your Board will do all that is necessary to make sure your recreational investment stays secure.

Our great staff once again proved their professional expertise, and the many comments from our guests substantiate this. Our thanks to them all.

To our shareholders, thank you for your continued support. To know you appreciate the work of our staff and Board makes keeping Pismo Coast Village the place to be our goal. Enjoy Forever Summer and outdoor recreation on the picturesque central coast of California--the very best!

In closing, I am proud to announce that Pismo Coast Village RV Resort has been awarded the 2007-08 Park of the Year in the large park category by National Association of RV Parks and Campgrounds (ARVC). ARVC represents approximately 3,900 facilities throughout the nation and selected Pismo Coast Village based on operational excellence, directory ratings, community service, park promotions, staff education and training efforts, and industry leadership. This is one of the industry's most prestigious awards, and we all should be very proud of the resort.

I want to congratulate the shareholders and especially the resort staff for your support and efforts to keep Pismo Coast Village RV Resort the premiere resort that it is. Job well done.

OFFICERS
BOARD OF DIRECTORS



JERALD PETTIBONE
President



GLENN HICKMAN
Executive Vice President


PISMO COAST VILLAGE RV RESORT



KURT BRITTAIN
Vice President - Secretary



JACK WILLIAMS
Vice President - Finance
Chief Financial Officer



RONALD NUNLIST
Vice President - Operations

DIRECTORS
BOARD OF DIRECTORS


Louis Benedict


Nancy Brady


Harry Buchaklian


Douglas Eudaly


Ed Figueroa


William Fischer


Norman Gould


PISMO COAST VILLAGE RV RESORT


R. Elaine Harris


Dennis Hearne


Terris Hughes


George Pappi, Jr.


Gary Willems


Charles Zahka

MANAGEMENT STAFF



JAY JAMISON
Chief Operating Officer/
General Manager/
Asst. Corp. Secretary

JAY JAMISON has been employed by the Company since June 1997 as General Manager and serves as Assistant Corporate Secretary. In March 2007, the Board changed his title to Chief Executive Officer/General Manager. He has a B. S. degree in Agricultural Management from Cal Poly San Luis Obispo, graduating in 1976. Mr. Jamison was raised on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and numerous resort amenities. He worked on the ranch throughout his childhood and after college. The family business was sold in 1983, at which time Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as Resort Operations Manager. His last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed Thousand Trails resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California between January 1995 and June 1997. He is a member of the Resort and Commercial Recreation Association and is also a member of the American Quarter Horse Association. Mr. Jamison was appointed to and has served as a commissioner on the Pismo Beach Conference and Visitors Bureau since February 1998, and since August 1999 has served as Chair. At the National Association of RV Parks and Campground's Annual Convention in November 1999, Mr. Jamison was appointed to the ARVC Board of Directors representing the ten western states. At the 2001 Annual Convention he was elected Treasurer of the National Association, a position he held until he termed out December 2005. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross, and since June 2006 has served as Board Chairman. In February 2006 Mr. Jamison was elected to serve as a commissioner on the California Travel and Tourism Commission, which markets California to potential domestic and international visitors, a position he still holds.



CHARLES AMIAN
Operations Manager/
Guest Services Manager

CHARLES AMIAN has held the position of Operations/Guest Services Manager since June 1995. He began his career with PCV in June 1984 in the Maintenance Department, and has held various positions within the company, including Reservations Supervisor and Store Supervisor. At the California Travel Parks Association Annual Convention in March 2001, he was elected Board President and served two successful terms. At the 2002 National Association of RV Parks and Campground's Annual Convention he was appointed to chair the State President's meeting. Mr. Amian served ten years on the CTPA Board of Directors, and is a Past President. He is a lifetime-designated Certified Park Operator. He served two years as Chair of the Board of Trustees of Rec Pac (a California Recreation Political Action Committee formed to help protect, preserve, and further recreation interests in California), and is serving a tenth term as a trustee.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements in this Annual Report on Form 10-KSB which express the "Belief," "Anticipation," "Intention" or "Expectation," as well as other statements which are not historical fact, and statements as to business opportunities, market conditions, and operating performance insofar as they may apply prospectively, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties that could cause actual results to differ materially from those projected.

Pismo Coast Village, Inc. operates as a 400 space recreational vehicle resort. The Corporation includes additional business operations to provide its users with a full range of services expected of a recreational resort. These services include a store, video arcade, Laundromat, recreational vehicle repair, RV parts shop and an RV storage operation.

The Corporation is authorized to issue 1,800 shares, of one class, all with equal voting rights and all being without par value. Transfers of shares are restricted by Company bylaws. One such restriction is that transferees must acquire shares with intent to hold the same for the purpose of enjoying camping rights and other benefits to which a shareholder is entitled. Each share of stock is intended to provide the shareholder with the opportunity for 45 days of free site use per year. However, if the Corporation is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

Management is charged with the task of developing sufficient funds to operate the Resort through site sales to general public guests by allocating a minimum of 175 sites to general public use and allocating a maximum of 225 sites for shareholder free use. The other service centers are expected to generate sufficient revenue to support themselves and/or produce a profit.

Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, California tourism and weather conditions, dependence on existing management, leverage and debt service, the regulation of the recreational vehicle industry, domestic or global economic conditions and changes in federal or state tax laws or the administration of such laws.

CURRENT OPERATING PLANS

The Board of Directors continues its previously established policy by adopting a stringent conservative budget for Fiscal Year 2008, which projects a positive cash flow of approximately $1,112,094 from operations. While the Company projects a positive cash flow, this cannot be assured for Fiscal Year 2008.

Capital expenditures planned for 2008 include the continued enhancement of RV sites and services including upgrading 32 sites, upgrading the resort's main electric switchgear, road paving, pool renovation, replacing the clubhouse windows, and a tow truck to move stored RV units. These investments are projected to be approximately $659,500, some of which can be deferred, if necessary. These proposed capital improvements will be funded from cash from operations, from existing working capital, and, if necessary, from financing obtained by the Company. Thus, budgeted cash flow for the year is expected to be within the Company's capabilities based on its present working capital position. These capital expenditures are expected to increase the Resort's value to its shareholders and the general public.

FINANCIAL CONDITION

The business of the Company is seasonal and is concentrated on prime days of the year which are defined as follows: President's Day Weekend, Easter week, Memorial Day Weekend, summer vacation months, Labor Day, Thanksgiving Weekend, and Christmas vacation. There are no known trends which affect business or affect revenue.

The Company develops its income from two sources: (a) Resort Operations, consisting of revenues generated from RV site rentals, from RV storage space operations, and from lease revenues from Laundromat and arcade operations by third party lessees; and (b) Retail Operations, consisting of revenues from general store operations and from RV parts and service operations.

With the purchase of a new storage property in February 2006 in Arroyo Grande, the Company secured permanent financing. The loan was refinanced in April 2006 and consolidated with a note for the purchase of another storage lot in Oceano. The Company continues its policy to adopt conservative budgets with managed capital outlays.

The Company has arranged a $500,000 line of credit that is currently not drawn on. Besides the financing referenced in the previous paragraph, the Company has no other liabilities to creditors other than current accounts payable arising from its normal day-to-day operations and advance Resort rental reservation deposits, none of which are in arrears.

LIQUIDITY

The Company's policy is to use its ability to generate operating cash flow to meet its expected future needs for internal growth. The Company has continued to maintain sufficient cash so as to not require the use of a short-term line of credit during the off-season period, and the Company expects to be able to do so (although no assurance of continued cash flow can be given).

Net cash provided by operating activities totaled $1,020,650, in 2007, and is consistent with the amount provided in the prior period ($1,036,757 in 2006).

During Fiscal Year 2007, cash investments of $574,516 included reconstruction of thirty-four RV campsites, expansion of the General Store, renovation of the pool restrooms, and the installation of a pedestrian gate on the north side of the resort. During Fiscal Year 2006, cash investments of $3,428,375 included complete renovation of thirty-nine RV sites, the purchase of two properties to use for RV storage, and the improvement of a leased property to accommodate RV storage. As of September 30, 2007, the Company carried a debt of $2,138,463 as a result of acquiring the two properties.

The Company has continued to maintain sufficient cash from operations to not require the addition of long-term debt. However, with the purchase of the new RV storage properties in 2006, long-term financing was acquired from a lending institution. With the possibility of requiring additional funds for planned capital improvements and the winter season, the Company maintains a $500,000 Line of Credit to insure funds will be available if required. In anticipation of future large projects, the Board of Directors has instructed management to build operational cash balances.

Fiscal Year 2007's current ratio (current assets to current liabilities) of 1.41 decreased from Fiscal Year 2006's current ratio of 1.48. The decrease in current ratio is the result of increased income taxes payable, increased current portion of long-term debt, and an increase in rental deposits.

Working Capital increased to $527,582 at the end of Fiscal Year 2007, compared with $452,169 at year end Fiscal Year 2006. This increase is primarily a result of increased operating income in the current year, as detailed below under the heading "Results of Operations."

CAPITAL RESOURCES AND PLANNED EXPENDITURES

The Company plans capital expenditures up to $659,500 in Fiscal Year 2008 to further enhance the Resort facilities and services. This would include renovation of thirty-two campsites, electrical switchgear upgrade, road paving, pool area renovation, clubhouse window replacement, and a new tow vehicle. Funding for these projects is expected to be from normal operating cash flows and, if necessary, supplemented with outside financing. These capital expenditures are expected to increase the Resort's value to its shareholders and the general public.

RESULTS OF OPERATIONS

YEAR TO YEAR COMPARISON

INCOME: Increased over the prior fiscal year ended September 30, 2007, by $416,783, or 8.4%.

INCOME BY SEGMENT

	2007	2006
OCCUPANCY		
% of Shareholder Site Use	23.6%	22.5%
% of Paid Site Rental	52.5%	50.0%
% Total Site Occupancy	76.1%	72.8%
% of Storage Rental	86.0%	83.0%
Average Paid Site	$40.33	$39.84
RESORT OPERATIONS		
Site Rental	$3,093,399	$2,929,200
Storage Operations	1,041,709	829,682
Support Operations	167,897	160,753
Total	4,303,005	3,919,635
RETAIL OPERATIONS		
Store	676,055	693,029
RV Repair/Parts Store	408,646	358,646
Total	1,084,701	1,051,675
INTEREST INCOME	15,184	14,797
OTHER INCOME	-0-	-0-
TOTAL INCOME	$5,402,890	$4,986,107

Occupancy rates on the previous table are calculated based on the quantity occupied as compared to the total sites available for occupancy (i.e., total occupied to number of total available). Average paid site is based on site revenue and paid sites. Resort support operations include revenues received from the arcade, Laundromat, recreational activities, and other less significant sources.

2007 COMPARED WITH 2006

Resort operations income increased $383,370, or 9.8%, primarily due to a $212,027, or 25.5%, increase in RV storage and spotting activity. This increase is a reflection of additional storage units following the Company's purchase of more storage property in 2006. Spotting revenue increased $63,579, or 36%, due to the increased number of units, and, the fact some units are moved a longer distance and charged accordingly. In addition, the Resort realized a $164,224, or 5.6%, increase in site rental revenue. This increase in site rental income is a reflection of a 4.3% increase in paid site occupancy. Occupancy projections for site rental and RV storage continue to look strong as the local region enjoys mild weather and an ongoing positive trend of outdoor recreation and camping.

Retail operations income increased $33,026, or 3.1%, due to a $50,000, or 13.9%, increase in RV Service operation. This increase in RV Service is a reflection on management's efforts to stock more appropriate items, more effectively merchandise, and pay greater attention to customer service. General Store revenue decreased $16,974, or 2.4%, due to the impact of the store renovation which included a temporary inventory reduction and relocation.

Interest Income increased 2.6% to $15,184 over the previous year as a result of current financial institution trends of improved interest rates, and increased cash and cash equivalents throughout most of the year. Reserves are maintained in preparation for capital expenditure projects to improve the Resort's facilities and services.

Operating Expenses increased $216,141, or 6.7%, as a result of property tax, payroll, landscaping, accounting, legal, insurance, credit card processing, electricity, property repairs and maintenance, vehicle operation and maintenance, and computer expense. Maintaining the conservative approach, most expense items were managed well below Plan and in many categories below the previous year. The Board of Directors has directed management to continue maintenance projects as needed to provide a first class resort for campers using recreational vehicles.

Depreciation Expense decreased 16.2% due to certain assets reaching the end of their depreciable life and the 2007 capital expenditure items will receive depreciation benefit over a longer period.

Interest Expense increased from $114,648 in Fiscal Year 2006 to $188,703 in 2007. This increase was due to a full year of financing the new RV storage properties through a local lending institution.

Income before provision for income taxes of $979,933, a 19.9% increase above last year, is reflective of the Company's current pricing policies and continuing efforts to maximize Resort services and value. This figure also represents management's effort to control expenses.

Net income of $521,433 for Fiscal Year 2007, was an increase of $70,182, or 15.5%, over a net income of $451,251 the previous year. This increase in net income is a reflection of positive business performance in 2007.

INFLATION has not had a significant impact on our profit position. The Company has increased rates which have more than compensated for the rate of inflation.

FUTURE OPERATING RESULTS could be unfavorably impacted to the extent that changing prices result in lower discretionary income for customers and/or increased transportation costs to the Resort. In addition, increasing prices affects operations and liquidity by raising the replacement cost of property and equipment.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS:
A number of factors, many of which are common to the lodging industry and beyond our control, could affect our business, including the following:

* increased gas prices;
* increased competition from other resorts in our market;
* increases in operating costs due to inflation, labor costs, workers' compensation and healthcare related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences and other factors that may not be offset by increased rates;
* changes in interest rates and in the availability, cost and terms of debt financing;
* changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
* adverse effects of market conditions, which may diminish the desire for leisure travel; and
* adverse effects of a downturn in the leisure industry.

The leisure and travel business is seasonal and seasonal variations in revenue at our resort can be expected to cause quarterly fluctuations in our revenue.

Our revenue is generally highest in the third and fourth quarters. Quarterly revenue also may be harmed by events beyond our control, such as extreme weather conditions, terrorist attacks or alerts, contagious diseases, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter due to temporary or seasonal fluctuations in revenue, we have to rely on our short-term line of credit for operations.

In the recent past, events beyond our control, including an economic slowdown and terrorism, harmed the operating performance of the leisure industry generally, and if these or similar events occur again, our operating and financial results may be harmed by declines in average daily rates or occupancy.

The performance of the resort industry has traditionally been closely linked with the performance of the general economy and, specifically, growth in United States gross domestic product. In periods of economic difficulties, leisure travelers may seek to reduce travel costs by limiting travel or seeking to reduce costs on their trips. In addition, the terrorist attacks of September 11, 2001, had a dramatic adverse effect on leisure travel. Future terrorist activities could have a similarly harmful effect on both the industry and the Company.

As of December 31, 2005, we had approximately $2.2 million of outstanding debt, and carrying such debt may harm our financial flexibility or harm our business and financial results by imposing requirements on our business.

Carrying our outstanding debt may harm our business and financial results by:

* requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which will reduce the amount of cash available to us for our operations and capital expenditures, future business opportunities and other purposes;

* making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

* limiting our ability to borrow more money for operations, capital expenditures or to finance acquisitions in the future; and

* requiring us to sell one or more properties, possibly on disadvantageous terms, in order to make required payments of interest and principal.

Our resort has a need for ongoing renovations and potentially significant capital expenditures in connection with improvements, and the costs of such renovations or improvements may exceed our expectations.

Occupancy and the rates we are able to charge are often affected by the maintenance and capital improvements at a resort, especially in the event that the maintenance of improvements are not completed on schedule, or if the improvements result in the closure of the General Store or a significant number of sites. The costs of capital expenditures we need to make could harm our financial condition and reduce amounts available for operations. These capital improvements may also give rise to additional risks including:

* construction cost overruns and delays;

* a possible shortage of available cash to fund capital improvements and the related possibility that financing of these expenditures may not be available to us on favorable terms;

* uncertainties as to market demand or a loss of market demand after capital improvements have begun;

* disruption in service and site availability causing reduced demand, occupancy, and rates; and

* possible environmental issues.

We rely on our executive officers, the loss of whom could significantly harm our business.

Our continued success will depend to a significant extent on the efforts and abilities of our C.E.O. and General Manager, Jay Jamison. Mr. Jamison is important to our business and strategy and to the extent that were he to depart and is not replaced with an experienced substitute, Mr. Jamison's departure could harm our operations, financial condition and operating results.

Uninsured and under insured losses could harm our financial condition, and results of operations.

Various types of catastrophic issues, such as losses due to wars, terrorist acts, earthquakes, floods, pollution or environmental matters, generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. Our resort is located on the coast of California, which has been historically at greater risk to certain acts of nature (such as severe storms, fires and earthquakes).

In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost properties. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in the resort, as well as the anticipated future revenue from the resort. In that event, we might nevertheless remain obligated for any notes payable or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate the resort after it has been damaged or destroyed. Under these circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

MARKET FOR COMMON STOCK

Common stock of the Corporation is not listed through an exchange or quoted on NASDAQ or any other national quotation system. While Pismo Coast Investments, a licensed broker/dealer located at 165 South Dolliver Street, Pismo Beach, California 93449, assists shareholders by processing trades and occasionally taking positions in the Company's stock for its own account, that firm does not technically make a market in the stock, as that term is commonly understood in the securities industry. Thus, there is no true "public market" for the stock of the Company. However, through the last fiscal year the sales prices of transactions informally reported to the Company ranged from a low selling price of $32,000 to a high selling price of $32,500, with an average selling price of $32,491.37. Stock trades are reported to the Company through the licensed broker/dealer or private parties processing transfers as appropriate. The Board must act to approve all trades, which if approved, are then forwarded to the official transfer agent. No dividends were paid on common stock for Fiscal Year 2007.

(a.) The approximate number of holders of the Company's common stock on September 30, 2007 was 1,537.

(b.) The Company has paid no dividends since it was organized in 1975, and although there is no legal restriction impairing the right of the Company to pay dividends, the Company does not intend to pay dividends in the foreseeable future. The Company selects to invest its available working capital to enhance the Resort facilities.

(c.) The Company entered into an agreement with Ms. Jeanne Sousa, a California Corporations Licensed Broker, for the lease of a 200 square foot building at the Resort from which she conducts sales activities in the Company's stock. The term of the initial lease was for three years commencing on January 1, 2001, and was renewed for another four-year term on November 24, 2003. Continued renewal is expected without significant impact. Termination or cancellation may be made by either Lessor or Lessee by giving the other party sixty days written notice.

Effective July 30, 2007, Computershare Trust Company, N.A. ("Computershare") is now acting as the new transfer agent and registrar for the Company. The change was a result of the acquisition of the Company's prior transfer agent and registrar, U. S. Stock Transfer Corporation, by Computershare. The contact information for Computershare is as follows:

For Standard U. S. Postal Mail	For Overnight/Express Delivery
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
P O Box 43070	250 Royall Street
Providence RI 02940-3070	Canton MA 02021

Telephone and Fax		Website
Toll free	1-800-962-4284	www.computershare.com
Telephone	1-303-262-0600	
Fax	1-303-262-0700	

Shareholders wishing to receive a copy of the Corporation's Annual Report to the Securities Exchange Commission on Form 10-KSB may do so, without charge, by writing to Jay Jamison, Chief Executive Officer/General Manager, at the Corporate address listed on the cover of this report.

DIRECTORS AND OFFICERS OF THE CORPORATION

LOUIS BENEDICT, Director. Retired.

NANCY BRADY, Director. Retired.

KURT BRITTAIN, Director and Vice President - Secretary. Retired.

HARRY BUCHAKLIAN, Director. Retired.

DOUGLAS EUDALY, Director. Retired.

ED FIGUEROA, Director. Retired.

WILLIAM FISCHER, Director. Retired.

NORMAN GOULD, Director. Retired.

R. ELAINE HARRIS, Director. Retired.

DENNIS HEARNE, Director. Mr. Hearne serves as chairman of the board for his family's agriculture business, L. A. Hearne Company, located in the Salinas Valley.

GLENN HICKMAN, Director and Executive Vice President. Retired.

TERRIS HUGHES, Director. Mr. Hughes is an Internal Consultant for Aera Energy LLC, an oil industry company formed by Mobil Oil Corporation and Shell Oil Company.

RONALD NUNLIST, Director and Vice President - Operations. Retired.

GEORGE PAPPI, JR., Director. Mr. Pappi is employed as a fire claims representative for State Farm Insurance.

JERALD PETTIBONE, Director and President. Retired.

GARY WILLEMS, Director. Mr. Willems is a visual and performing arts coordinator at Kings Canyon Unified School District.

JACK WILLIAMS, Director, Vice President - Finance, and Chief Financial Officer. Mr. Williams owns and operates a CPA practice.

CHARLES ZAHKA, Director. Retired. Mr. Zahka retired from the Board September 30, 2007.

OTHER OFFICERS AND KEY EMPLOYEES:

JAY JAMISON, Assistant Corporate Secretary and Chief Executive Officer/General Manager.

DESCRIPTION OF BUSINESS

The Company is engaged in only one business, namely, the ownership and operation of the recreational vehicle resort with recreational vehicle storage lots and a repair and service facility. Accordingly, all of the revenues, operating profit (loss) and identifiable assets of the Company are attributable to a single industry segment. The Company engages in no foreign operations and derives no revenues or income from export sales.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

We have audited the accompanying balance sheets of Pismo Coast Village, Inc. (a California corporation) as of September 30, 2007 and 2006, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pismo Coast Village, Inc. as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK THORNBURGH & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
November 28, 2007

PISMO COAST VILLAGE, INC.
BALANCE SHEETS
SEPTEMBER 30, 2007 AND 2006

	2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,585,341	$ 1,067,100
Investment in certificate of deposit	4,867	102,484
Accounts receivable	35,243	1,724
Inventory	109,286	97,205
Current deferred taxes	62,500	58,500
Prepaid expenses	24,405	70,805
Total current assets	1,821,642	1,397,818
Pismo Coast Village Recreational Vehicle Resort and Related Assets - Net	10,084,279	9,800,858
Other Assets	19,976	29,275
Total Assets	$11,925,897	$11,227,951
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 122,010	$ 105,253
Accrued salaries and vacation	157,464	160,786
Rental deposits	763,143	613,955
Income taxes payable	79,100	37,500
Current portion of long-term debt	172,343	28,155
Total current liabilities	1,294,060	945,649
Long-Term Liabilities		
Long-term deferred taxes	263,800	266,000
N/P Santa Lucia Bank	1,966,120	2,135,818
Total Liabilities	3,523,980	3,347,467
Stockholders' Equity		
Common stock - no par value, issued and outstanding 1,800 shares	5,647,708	5,647,708
Retained earnings	2,754,209	2,232,776
Total stockholders' equity	8,401,917	7,880,484
Total Liabilities and Stockholders' Equity	$11,925,897	$11,227,951

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
Income		
Resort operations	$4,303,005	$3,919,635
Retail operations	1,084,701	1,051,675
Total income	5,387,706	4,971,310
Costs and Expenses		
Operating expenses	3,416,484	3,200,343
Cost of goods sold	539,295	506,404
Depreciation	291,095	347,261
Total costs and expenses	4,246,874	4,054,008
Income from operations	1,140,832	917,302
Other Income (Expense)		
Interest/dividend income	15,184	14,797
Interest expense	(188,703)	(114,648)
Casualty income	12,620	
Total other income (expense)	(160,899)	(99,851)
Income Before Provision for Income Taxes	979,933	817,451
Income Tax Expense	458,500	366,200
Net Income	521,433	451,251
Retained Earnings - Beginning of Year	2,232,776	1,781,525
Retained Earnings - End of Year	$2,754,209	$2,232,776
Net Income Per Share	$ 289.69	$ 250.70

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
Cash Flows From Operating Activities		
Net income	$ 521,433	$ 451,251
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	291,095	347,261
Deferred income tax	(6,200)	(10,100)
(Increase) decrease in accounts receivable	(33,519)	8,598
(Increase) decrease in inventory	(12,081)	20,350
Decrease (increase) in prepaid expenses	46,400	(21,464)
Increase in prepaid income taxes		81,700
Decrease in other assets	9,299	17,345
Increase in accounts payable and accrued liabilities	16,757	874
(Decrease) Increase in accrued salaries and vacation	(3,322)	22,807
Increase in rental deposits	149,188	80,635
Increase in income taxes payable	41,600	37,500
Total adjustments	499,217	585,506
Net cash provided by operating activities	1,020,650	1,036,757
Cash Flows From Investing Activities		
Maturities of certificate of deposit	102,484	-
Investment in certificate of deposit	(4,867)	(1,451)
Capital expenditures	(574,516)	(3,428,375)
Net cash used in investing activities	(476,899)	(3,429,826)
Cash Flows From Financing Activities		
Proceeds from issuance of notes payable		2,163,973
Principal repayments of note payable	(25,510)	
Net cash provided by/(used in) financing activities	(25,510)	2,163,973
Net increase (decrease) in cash and cash equivalents	518,241	(229,096)
Cash and Cash Equivalents - Beginning of Year	1,067,100	1,296,196
Cash and Cash Equivalents - End of Year	$1,585,341	$1,067,100
Schedule of Payments of Interest and Taxes		
Cash paid for income tax	$ 284,055	$ 237,157
Cash paid for interest	$ 188,703	$ 114,648

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007 AND 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business
Pismo Coast Village, Inc. (Company) is a recreational vehicle camping resort. Its business is seasonal in nature and historically the fourth quarter, the summer, is its busiest and most profitable.

B. Inventory
Inventory has been valued at the lower of cost or market on a first-in, first-out basis. Inventory is comprised primarily of goods in the general store and parts in the RV shop.

C. Depreciation and Amortization
Depreciation of property and equipment is computed using straight line method based on the cost of the assets, less allowance for salvage value, where appropriate. Depreciation rates are based upon the following estimated useful lives:

Building and park improvements	5 to 40 years
Furniture, fixtures, equipment and leasehold improvements	3 to 31.5 years
Transportation equipment	5 to 10 years
Loan Fees	5 years

D. Earnings Per Share
The earnings (losses) per share are based on the 1,800 shares issued and outstanding.

E. Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

F. Concentration of Credit Risk
At September 30, 2007, the Company had cash deposits in excess of the $100,000 federally insured limit with Santa Lucia Bank of $1,367,756, however, the Company has an Excess Deposit Insurance Bond which secures deposits up to $1,500,000.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

G. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

H. Revenue and Cost Recognition
The Company's revenue is recognized on the accrual basis as earned based on the date of stay. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

I. Advertising
The Company follows the policy of charging the costs of non-direct response advertising to expense as incurred. Advertising expense was $52,879 and $49,203 for the years ended September 30, 2007 and 2006, respectively.

J. Income taxes
Income taxes are provided based on the liability method of accounting. The provision for income taxes is based on reported pre-tax financial statement income. Deferred tax assets and liabilities are recognized for the future expected tax consequences of temporary differences between income tax and financial reporting, and principally relate to differences in the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which differences are expected to reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

K. New Accounting Pronouncements
On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48 (FIN 48), Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109. FIN 48 clarifies SFAS NO. 109, Accounting for Income Taxes, to indicate a criterion that an individual tax position would have to meet for some or all of the income tax benefit to be recognized in a taxable entity's financial statements. Under the guidelines of the Interpretation, an entity should recognize the financial statement benefit of a tax position if it determines that it is more likely than not that the position will be sustained on examination. The term "more likely than not" means "a likelihood of more than 50 percent." In assessing whether the more-likely-than-not criterion is met, the entity should assume that the tax position will be reviewed by the applicable taxing authority.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements (Continued)
FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 should be reported as an adjustment to retained earnings at the beginning of the period in which the Interpretation is adopted. The Company plans to adopt the new interpretation for its fiscal year beginning October 1, 2007. The Company has not yet determined what impact FIN 48 will have on the Company's financial statements.

In September 2006, Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" was issued by the Financial Accounting Standards Board (FASB). This statement defines fair value, established a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 will become effective for the Company's fiscal year beginning after November 15, 2007, and the Company is currently assessing the potential impact of this Statement on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This statement is effective beginning January 1, 2008 and the Company is evaluating this pronouncement.

NOTE 2 - PISMO COAST VILLAGE RECREATIONAL VEHICLE RESORT AND RELATED ASSETS

At September 30, 2007 and 2006, property and equipment included the following:

	2007	2006
Land	$ 6,894,935	$6,894,935
Building and park improvements	8,628,387	8,092,571
Furniture, fixtures, equipment & leasehold improvements	593,794	565,001
Transportation equipment	425,936	420,453
Construction in progress	75,680	75,445
	16,618,732	16,048,405
Less: accumulated depreciation	(6,534,453)	(6,247,547)
	$10,084,279	$9,800,858

NOTE 3 - LINE OF CREDIT

The Company has a revolving line of credit for $500,000 with Santa Lucia Bank, expiring March 2008. The interest rate is variable at one percent over West Coast Prime with an initial rate of 6.5 percent and an interest rate of 8.75 percent at September 30, 2007. The purpose of the line of credit is to augment operating cash needs in off-season months. There were no outstanding amounts as of September 30, 2007 or 2006.

NOTE 4 - NOTE PAYABLE

The Company secured permanent financing on the purchase of storage lot land in Arroyo Grande with Santa Lucia Bank. The loan was refinanced on April 6, 2006 and consolidated with a note for the purchase of another storage lot in Oceano, California. The total loan currently outstanding is $2,138,463 and was financed over a period of ten years at a variable interest rate currently at 8.25%. The lot in Oceano was formerly leased for $4,800 per month and was purchased for $925,000. The payments are currently $16,959 per month interest and principal.

Principal payments of the note payable are as follows:

2008	$ 172,343
2009	194,529
2010	211,256
2011	229,422
2012	248,858
Thereafter	1,082,055
	$2,138,463

NOTE 5 - COMMON STOCK

Each share of stock is intended to provide the shareholder with a maximum free use of the park for 45 days per year. If the Company is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

A shareholder is entitled to a pro rata share of any dividends as well as a pro rata share of the assets of the Company in the event of its liquidation or sale. The shares are personal property and do not constitute an interest in real property. The ownership of a share does not entitle the owner to any interest in any particular site or camping period.

NOTE 6 - INCOME TAXES

The provision for income taxes consists of the following components:

	2007	2006
Current:		
Federal	$366,400	$294,300
State	98,300	82,000
	464,700	376,300
Deferred:		
Federal	(7,600)	(11,400)
State	1,400	1,300
	$458,500	$366,200

The deferred tax assets (liabilities) are comprised of the following:

	2007		2006	
	Current	Long-term	Current	Long-term
Deferred tax assets:				
Federal	$ 59,200	$	$ 54,700	$
State	3,300		3,800	
Deferred tax liabilities:				
Federal		(222,200)		(225,700)
State		(41,600)		(40,300)
	$ 62,500	$(263,800)	$ 58,500	$(266,000)

The deferred tax assets (liabilities) consist of the following temporary differences:

	2007	2006
Depreciation	$(263,800)	$(266,100)
Total gross deferred tax liabilities	(263,800)	(266,100)
Vacation accrual	16,100	18,300
Federal benefit of state taxes	46,400	40,300
Total gross deferred tax assets	62,500	58,600
	$(201,300)	$(207,500)

NOTE 6 - INCOME TAXES (Continued)

The effective income tax rate varies from the statutory federal income tax rate as follows:

	2007	2006
Statutory federal income tax rate	34.0%	34.0%
Increase (decrease):		
State income taxes, net of federal benefit	6.7	6.7
Nondeductible variable costs of shareholder usage	4.6	5.2
Other miscellaneous adjustments	1.5	(1.1)
Effective Income Tax Rate	46.8%	44.8%

NOTE 7 - OPERATING EXPENSES

Operating expenses for the years ended September 30, 2007 and 2006 consisted of the following:

	2007	2006
Administrative salaries	$ 321,837	$ 331,462
Advertising and promotion	52,879	49,203
Auto and truck expense	98,941	76,748
Bad debts	220	90
Contract services	115,119	117,746
Corporation expense	48,824	48,042
Custodial supplies	18,712	13,115
Direct labor	1,148,850	1,090,330
Employee travel and training	22,786	23,461
Equipment lease	4,359	4,814
Insurance	329,188	339,248
Miscellaneous	44,516	33,088
Office supplies and expense	63,426	49,574
Payroll tax expense	122,146	133,378
Payroll service	7,162	3,114
Pension plan match	38,972	35,336
Professional services	88,641	67,775
Property taxes	145,975	62,109
Recreational supplies	6,749	7,756
Rent - storage lots	91,263	80,890
Repairs and maintenance	123,263	108,629
Retail operating supplies	7,131	10,618
Security	5,227	3,355
Service charges	101,450	96,394
Taxes and licenses	9,115	11,024
Telephone	31,388	32,717
Uniforms	14,934	18,805
Utilities	353,411	351,522
Total Operating Expenses	$3,416,484	$3,200,343

NOTE 8 - OPERATING LEASES

The Company leases two pieces of property to use as storage lots. One is leased under a seven-year agreement beginning March 1, 2007 for $4,613 per month to be increased annually beginning March 1, 2008 based on the Consumer Price Index.

The second lot is located in Oceano, California and is leased at $2,840 per month. The lease has converted to a month-to-month lease, however, the lessor is considering a long-term renewal at this time.

The Company has a five-year lease obligation for a copier. Rental expense under this operating lease is $414 per month.

Future minimum lease payments under the second property lease and the obligation to lease equipment are as follows:

Year Ended September 30,	
2008	$ 60,321
2009	60,321
2010	60,321
2011	60,321
2012	59,080
Thereafter	78,421
	$378,785

Rent expense under these agreements was $91,263 and $80,890 for the years ended September 30, 2007 and 2006, respectively.

NOTE 9 - EMPLOYEE RETIREMENT PLANS

The Company converted its 401(k) profit-sharing pension plan to a 401(k) safe harbor plan effective October 1, 2005. Under this plan employees working more than 1,000 hours annually are eligible for participation in the plan after one year of service. The Company matches employee contributions up to 4% of compensation. The profit sharing element of the plan is funded at the annual discretion of the Board of Directors. Employees are fully vested when their participation in the plan begins. The contribution to the pension plan, for the years ended September 30, 2007 and 2006, is $38,972 and $35,336, respectively.

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

Our report on our audits of the basic financial statements of Pismo Coast Village, Inc. as of September 30, 2007 and 2006 appears on page 3. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of income (unaudited) for the three months ended September 30, 2007 and 2006 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, and accordingly, we express no opinion on it.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK THORNBURGH & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
November 28, 2007

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
Income		
Resort operations	$1,432,891	$1,325,466
Retail operations	369,508	349,461
Total income	1,802,399	1,674,927
Costs and Expenses		
Operating expenses	999,952	922,754
Cost of goods sold	159,823	167,281
Depreciation	71,701	87,077
Total costs and expenses	1,231,476	1,177,112
Income from operations	570,923	497,815
Interest income	3,254	4,027
Interest expense	(47,647)	(51,200)
Loss on sale of fixed assets	12,620	-
Total other income (expense)	(31,773)	(47,173)
Income Before Provision For Income Taxes	539,150	450,642
Provision for Tax Expense	254,800	202,200
Net Income	$ 284,350	$ 248,442
Earnings Per Share	$ 157.97	$ 138.02

END